Commission File No. ____________

Filed by:  Znetix, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company:  Health Maintenance Centers, Inc.


                          NEWS RELEASE


ZNETIX ANNOUNCES INTENT TO ACQUIRE HEALTH MAINTENANCE CENTERS, INC.


SEATTLE, Washington, (January 19, 2001) - ZNETIX, Inc., the Seattle-based preventive health and fitness technology company, today announced its intent to acquire Health Maintenance Centers, Inc. ("HMC"), the Bainbridge Island, Washington-based health maintenance center and a leading innovator in health and fitness design. Dr. Charles Dillman, ZNETIX president and CEO, made the announcement. The acquisition is subject to execution of a definitive agreement and proper shareholder approval under Washington law. Solicitation of shareholder approval will be pursuant to a proxy statement/prospectus to be provided when it becomes available.

According to Dillman, the acquisition of HMC will advance the development and market share of the company's products.
"Our acquisition of HMC is the next step for ZNETIX in the national roll-out of its integrated health and fitness concept. HMC is a unique model in the health and fitness industry. ZNETIX will benefit from ownership of HMC's medical open file architecture for data management, its property, plant and equipment, and its personnel and intellectual property."

ZNETIX is a company specializing in the acquisition, development, and implementation of preventive health and fitness technologies and services. The company is dedicated to helping people improve their health, encouraging them to embrace the active lifestyle while becoming dynamically involved in their medical health and level of fitness. ZNETIX markets integrated medical and fitness facilities and programs; designs, manufactures and markets computerized medical equipment; and creates software that collects, analyzes and researches performance data for use by the participants and the medical and fitness professionals who care for them.

The foregoing information does not constitute an offer of any securities for sale. Also, investors and security holders are advised to read the proxy statement/prospectus regarding the business combination transaction referenced in the foregoing information, when it becomes available, because it will contain important information. Such proxy statement/prospectus will be filed with the Securities and Exchange Commission by Znetix, Inc. Investors and security holders may obtain a free copy of the proxy statement/prospectus (when available) and other documents filed by Znetix, Inc. at the Commission's web site at www.sec.gov. The statement/prospectus and such other documents may also be obtained from Znetix, Inc. by directing such request to Znetix, Inc., 175 Parfitt Way SW, N200, Bainbridge Island, WA 98110, attn: Investor Relations.


Certain statements in this release may constitute "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology such as "anticipates," "believes," "expects," "may," "will," or "should" or other variations thereon, or by discussions of strategies that involve risks and uncertainties. The actual results of the Company or industry results may be materially different from any future results expressed or implied by such forward-looking statements.